YUKON-NEVADA GOLD CORP. REPORTS FAVORABLE
RESULTS FROM KETZA RIVER

Vancouver, Canada – November 26, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) reports favorable drill results from its drilling program at the Gully Vein and Mountain Top anomaly of the Shamrock zone, the Hoodoo and Tarn Zones part of the Ketza River Mine Manto Gold Zone, on the wholly-owned, past producing, Ketza River property located near Ross River, in the Yukon Territory, Canada. All drill holes referenced in this news release are diamond drill holes.

Favorable results are also reported from reconnaissance sampling of Fred’s vein and from the soil sampling carried out earlier this summer on both the Shamrock zone and the north slope of the Peel ridge.

SHAMROCK

Gully Vein

Assays have been received for 21 diamond drill holes completed in the Gully Vein target in early summer. All but two of these holes contained vein intercepts with gold mineralization. The highlight was hole KR-07-1115, which intersected a true thickness of 3.06 meters of 15.99 g/t Au. This included a 1.24 meter intersection of 37.60 g/t Au. Drilling on this target started up again in early October, and is currently stepping out along the vein 340 meters to the south of the summer drilling. Mineralization along this structure is robust, with vein thicknesses up to 5 meters and in places consisting of massive sulfide.

Table 1. Shamrock - Gully Vein

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1078	50.27	53.82	2.73	2.74
	58.51	59.87	1.05	2.42
KR-07-1087	51.90	57.00	1.65	3.11
	108.81	111.85	0.99	1.23
KR-07-1109	73.51	77.89	3.03	1.65
KR-07-1110	72.24	79.56	5.06	2.08
	78.33	79.56	0.85	7.77
KR-07-1112	90.93	91.45	0.32	2.85
	102.72	111.85	5.68	2.55
KR-07-1113	139.49	145.28	2.98	1.26
KR-07-1114	115.49	118.34	1.20	1.94
	121.17	123.04	0.79	1.87

Table 1. (continued) Shamrock - Gully Vein

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1115	83.86	89.90	3.06	15.99
	83.86	86.32	1.24	37.60
	92.73	95.45	1.38	4.09
	108.23	111.50	1.65	1.61
KR-07-1116	81.28	86.00	2.51	3.50
KR-07-1117	69.19	75.00	2.58	3.07
KR-07-1118	63.39	64.52	0.50	2.75
KR-07-1119	63.38	66.14	1.14	1.44
	117.96	127.10	3.76	2.64
KR-07-1120	69.82	73.00	1.08	3.77
	124.05	127.10	1.03	1.23
	170.40	171.12	0.24	3.10
KR-07-1124	98.02	99.67	1.60	1.71
KR-07-1125	139.07	141.76	2.68	1.14
KR-07-1127	54.16	54.62	0.45	7.44
	74.06	76.55	2.41	3.46
	106.90	107.10	0.19	6.43
KR-07-1129	78.33	81.38	3.04	1.20
KR-07-1130	84.43	87.28	2.30	2.04
KR-07-1132	69.19	72.24	2.94	1.17

Drill holes KR-07-1123, and 1133 had no significant intersections.

Mountain Top

Assays were received for three of six holes drilled during the summer, which tested strong magnetic anomalies on top of Shamrock Mountain. Hole KR-07-1121 contained a shallow intercept of 3.48 meters of 2.71 g/t Au. This was from a broken zone with an unknown orientation, and will be followed up next summer.

Table 2. Shamrock – Mountain Top

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1121	7.16	10.64	3.48	2.71
	115.59	118.10	2.51	1.29

Drill holes KR-07-1138, and 1139 had no significant intersections.

MANTOS

Hoodoo Zone

Significant drilling has been done testing an extensive zone of oxide mineralization at the Hoodoo Zone. Results have been received for six holes into this zone. Hole KR-07-1122 contained a true thickness of 6.82 meters of 4.40 g/t Au, starting at 8.23 meters. Hole KR-07-1126 intersected a true thickness of 5.76 meters of 5.14 g/t Au. Assays are pending for an additional 35 holes. Hole KR-07-1167 intersected very shallow mineralization, starting at 2.8 meters. The hole cut a true thickness of 5.19 meters that averaged 2.68 g/t Au, and had an internal zone of 2.78 meters of 12.24 g/t Au.

Table 3. Manto – Hoodoo Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1122	8.23	20.42	6.82	4.40
KR-07-1126	26.52	32.61	5.76	5.14
KR-07-1128	32.80	35.66	2.84	2.26
	45.91	47.85	1.93	2.03
	50.02	51.61	1.58	2.22
	59.07	60.30	1.22	4.28
	73.10	74.28	1.17	1.95
KR-07-1167	2.80	8.40	7.87	2.68
	2.80	5.80	2.78	4.08

Drill holes KR-07-1131, 1143 and 1145 had no significant intersections.

Tarn Zone

Assays have been received for several holes drilled into the Tarn Zone in July. The highlight was hole KR-07-1097, which cut a true thickness of 2.83 meters of 11.85 g/t Au. The mineralization started at a depth of 13.3 meters. Further drilling is planned in the near-term to follow up on this result.

Table 4. Manto – Tarn Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1057	0.00	2.13	2.13	2.67
	16.89	19.12	2.23	2.01
KR-07-1096	20.42	25.60	3.60	2.06
KR-07-1097	14.33	17.37	2.83	11.85

Drill holes KR-07-1054, 1055, 1059 and 1098 had no significant intersections.

RECONNAISSANCE SAMPLING

Fred’s Vein East

Reconnaissance work during the summer yielded a 22.2 gram rock chip sample from an outcrop found at a target called Fred’s Vein East. The outcrop consists of massive pyrrhotite and is coincident with both a gravity and a magnetic anomaly. Several holes have been and are being drilled to test this target.

SOIL GEOCHEMISTRY

During the summer, soil samples were collected on a grid covering the area between the Lab Zone manto deposit and the top of Shamrock. This work covered an area 2000 meters by 1900 meters.

Shamrock

The highest value from the survey was 39.2 g/t Au, which was from 145 meters east of the Gully Pit. There was also an adjacent soil sample that assayed 8.62 g/t Au. These samples are coincident with a strong magnetic high that was identified this summer. The target has not yet been drilled.

Peel – North Slope

Several samples from the slope on the north side of Peel Ridge returned anomalous values, up to 0.46 g/t Au. This anomaly may be associated with a northwest-trending zone of massive sulfide boulders identified during reconnaissance work this summer. The area will be the focus of further exploration next summer.

All assays for the drill program, reconnaissance sampling and soil geochemistry at Ketza River were by ALS Chemex, North Vancouver, B.C. This news release was reviewed and approved by Ketza River’s Project Manager, Edward Gates, M.Sc., P.Geo., the Qualified Person for the purposes of this release, and by the Company's Executive Vice President - Exploration, Dorian L. (Dusty) Nicol, M.Sc., P, Geo.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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